As filed with the Securities and Exchange Commission on December 11, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FINAL AMENDMENT

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER RULE 13e-4, SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

MICROSOFT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Stock Options to Purchase Common Stock, Par Value $0.00000625 Per Share,

Having an Exercise Price Equal to or Greater Than $33.00 Per Share

Share Appreciation Rights,

Having a Grant Date Value Equal to or Greater Than $33.00 Per Share

(Title of Class of Securities)

594918104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

John Seethoff

Deputy General Counsel, Finance & Operations

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

(425) 882-8080

(Name, Address, and Telephone Number, of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

Richard B. Dodd

Preston Gates & Ellis LLP

925 Fourth Avenue Suite 2900

Seattle, Washington 98104

(206) 623-7580

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,209,758,657	$97,869

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 623,577,566 shares of common stock of Microsoft Corporation having an aggregate value of $1,209,758,657 as of October 14, 2003, will be tendered by eligible Microsoft employees into the Stock Option Transfer Program. The aggregate value of such options was calculated using $28.625, which was the average of the high and low per share price of Microsoft’s common stock as reported on the Nasdaq National Market on October 14, 2003, and based on the pricing structure determined by Microsoft for any of a range of anticipated average prices of Microsoft common stock over an averaging period, such pricing structure for any given average price of Microsoft common stock generating a specific price for each option with the same exercise price per share and the same expiration date (as amended in accordance with the Stock Option Transfer Program). The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$97,869
Form or Registration No.:	SC TO-I
Filing party:	Microsoft Corporation
Date filed:	October 15, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing is a final amendment reporting the results of the tender offer.    ☒

INTRODUCTORY STATEMENT

This is a final Amendment to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on October 15, 2003 (the “Schedule TO”). This Amendment’s sole purpose is to report the results of the Stock Option Transfer Program (the “Program”).

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

The Program expired at Midnight (New York City/Eastern Time), on Wednesday, November 12, 2003. The Average Closing Price for Microsoft common stock during the Averaging Period, which ran from November 14, 2003 to December 8, 2003, was $25.5720. The Program was consummated on December 11, 2003. A total of 18,503 (51%) of the 36,539 eligible Microsoft employees elected to participate in the Program. A cumulative total of 344,614,491 (55%) of the 621,380,013 Eligible Options were tendered. Pursuant to the terms of the Program, JPMorgan has paid to Microsoft an aggregate total of $382,029,238.81 for the transferred options. Microsoft will promptly pay an aggregate of approximately $218,000,000 to participating employees as the Initial Payment for the transferred options, with the remaining portion to be paid in one or more Contingent Payments that are subject to continued employment of participating employees.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ John G. Connors
John G. Connors Senior Vice President, Chief Financial Officer

Date: December 11, 2003.

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